Exhibit 99.1

Code of Business

Conduct and Ethics

Policy

Brookfield Wealth Solutions Ltd.

April 2026

Summary of the Code’s Principles1

Protecting the Company’s Assets, Resources and Data

•	We often have sensitive confidential information about the company, other companies, our customers and investors, and Personnel; preserving the integrity of this information is vital to our business and reputation and is necessary to meet our obligations under data protection laws.

•	Electronic communications relating to business activities may not be conducted through electronic communication systems that have not been specifically approved for business activities, including (among others) personal email accounts, personal text messaging, non-approved chat forums or AI tools, and social media.

•	Personnel other than independent directors must complete mandatory data protection training and mitigate cybersecurity risks by being vigilant about opening attachments or clicking on links.

Accuracy of Books and Records and Public Disclosures

•	We should take care that our books and records are accurate and that all of our business transactions are properly authorized.

•	As a public company, we have duties to our shareholders and must ensure that our communications and other disclosures to the market are true and accurate.

Duties to Stakeholders

•	In our business, our reputation is critical and we should act responsibly in dealings with our securityholders, customers, investors, suppliers, other stakeholders and competitors.

•	We have obligations to our customers and must manage their capital as though it were our own.

Communications and Media

•	Be careful in your written communications made over company and Brookfield’s information systems, such as email and messaging applications, as this is a permanent record.

1 These principles are for summary purposes only. For more detailed information on each of these items consult the Code attached.

•	You must ensure that your online activities, including your use of social media, are appropriate and reflect well on the company.

Conflicts of Interest and Personal Behavior

•	Brookfield is a global brand and as a representative of the company your personal behavior must be consistent with our values.

•	As a steward of third-party capital, be cognizant that we face a heightened risk that one’s personal interests may conflict with or appear to conflict with the interests of the company.

Positive Work Environment

•	We value diversity, equity and inclusion, and we should all do our part to maintain a respectful work environment where everyone feels safe, included and productive.

•	Our success is dependent on establishing a workplace culture free from discrimination, violence, harassment and other negative influences.

Compliance With Laws, Rules, Regulations and Policies

•	We operate in many jurisdictions and are subject to different laws, rules and regulations; you need to be aware of the laws that apply to your activities so that you can comply with them; ignorance of the law is no excuse.

•	The company has corporate policies that you must be familiar with, as they govern your trading activities, business practices and other conduct while at the company.

Frequently Asked Questions

Why do we have a code?

The Code serves as a guide for how you should conduct yourself as a member of the company’s team. Preserving our corporate culture and ensuring compliance with legal, regulatory and fiduciary duties is vital to the organization and following the Code helps us do that.

Who must follow the code?

All Personnel of the Company and its wholly-owned subsidiaries.

What are your responsibilities?

You have two responsibilities. First, you must follow every aspect of the Code and the policies referred to herein and certify your commitment each year. Second, if you suspect someone may be violating the Code or the policies referred to herein, you have an obligation to report it. To make a report, follow the section of the Code: “Reporting Potential Code Violations.”

How will I know if there is a problem?

The Code attempts to deal with the most common issues that you may encounter, but it cannot address every question that may arise. When you are not sure what to do, ask yourself the following questions:

•	Is it illegal or possibly illegal?

•	Does it feel like the wrong thing to do?

•	Would you feel uncomfortable if others knew about it?

•	Will it have the potential to create a negative perception of you, the company or Brookfield?

•	Do you have a personal interest that has the potential to conflict with the company’s interest?

If you answer “yes” to any of these questions your proposed conduct may violate the Code and you should ask for guidance.

How should I ask for help?

If you have questions about the Code, any policies or guidelines referred to herein, or about the best course of action to take in a particular situation, you should seek guidance from your supervisor or a member of the company’s Legal & Regulatory Group (a list of these members and their contact information is set forth on Schedule A).

What if I would like to make an anonymous report?

You may make an anonymous report by contacting the company’s reporting hotline, which is operated by an independent third-party and is available 24 hours a day, 7 days a week. The Reporting Hotline phone numbers by jurisdiction are set forth on Schedule A. If you choose to make an anonymous report, your anonymity will be protected to the fullest extent possible as permitted by law. Keep in mind, however, that maintaining your anonymity may limit the company’s ability to investigate your concerns.

What are the consequences for violating the code?

Violations of the Code or the policies and guidelines incorporated by reference herein can vary in their consequences. If you’re an employee, it could result in a reprimand or other disciplinary action, including the termination of your employment for cause. If you’re a director, a violation may necessitate your resignation or termination under the terms of your director’s agreement. Certain violations of the Code also contravene applicable laws and therefore can have severe consequences outside of the company. Depending on your actions, failing to comply with the Code could lead to civil or criminal prosecution, which could result in substantial fines, penalties and/or imprisonment.

Table of Contents

Code of Business Conduct and Ethics	5

Introduction	5

Standards of Business Conduct	5

Protecting The Company’s Assets, Resources and Data	6

Accuracy of Books and Records and Public Disclosures	9

Duties to Stakeholders	10

Communications and Media	11

Conflicts Of Interest and Personal Behavior	12

Positive Work Environment	14

Compliance With Laws, Rules, Regulations and Policies	16

Reporting Potential Code Violations	21

Disciplinary Action For Code Violations	22

Statement of Compliance	22

Waivers	22

Amendments	23

Schedule A – Contact Information	23

Legal Notice	25

Code of Business Conduct and Ethics

Introduction

This Code of Business Conduct and Ethics (the “Code”) applies to all directors, officers, employees and temporary workers2 (collectively, “Personnel” or “you”) of Brookfield Wealth Solutions Ltd. and its wholly-owned subsidiaries (“we,” “us,” “our,” or the “Company”).

Standards of Business Conduct

The Company seeks to foster and maintain a reputation for honesty, openness, trust, integrity and professionalism. The confidence and trust placed in the Company by our stakeholders is something we value greatly and endeavor to protect. In many respects, our reputation is our most vital business asset. Accordingly, all our activities should be conducted with honesty and integrity and in compliance with applicable legal and regulatory requirements.

We have adopted the Code and related policies and procedures to preserve our culture and to ensure compliance with legal, regulatory and fiduciary requirements applicable to our activities. We expect and require that you meet the letter and spirit of the Code (and related policies and procedures as updated and/or superseded from time to time). This Code incorporates by reference the following corporate policies and programs of the Company and of Brookfield Corporation (“Brookfield”), (including their jurisdictional variations, or equivalent policies and programs adopted by the Company’s operating subsidiaries, where applicable) which should be read in conjunction with the Code3:

•	the Company’s Anti-Bribery and Corruption Policy;

•	Brookfield’s Anti-Money Laundering and Trade Sanctions Policy;

•	Brookfield’s Human Rights and Anti-Modern Slavery Policy;

•	Brookfield’s Data Protection Policy and Data Protection Program;

•	the Company’s Disclosure Policy;

2 For purposes of the Code, “temporary workers” include non-full-time employees and consultants and contractors etc. that work on our premises. The business group retaining a temporary worker is responsible for ensuring that the temporary worker certifies their commitment to comply with the Code.

3 All policies and programs referenced in the Code are available on the intranet.

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•	Brookfield’s Global Media, Social Media and Communications Policy;

•	Brookfield’s Enterprise Information Security Policy;

•	Brookfield’s Guideline for the Giving and/or Receipt of Gifts, Meals & Entertainment, and the Making and/or Soliciting of Charitable Donations and its regional versions;

•	the Company’s Personal Trading Policy;

•	the Company’s Positive Work Environment Policy;

•	Brookfield’s Regional versions of political contributions policies;

•	Brookfield’s Travel and Expense Policy;

•	Brookfield’s Vendor Management Program; and

•	the Company’s Whistleblowing Policy.

Protecting The Company’s Assets, Resources and Data

The Company’s assets are to be used for legitimate business purposes only.

The Company’s assets are for business, not personal use. The Company’s assets span many categories. Assets can be physical, tangible goods, such as office supplies, furniture, computers or intangible items, such as intellectual property. You have a responsibility to safeguard the Company’s assets from loss, damage, theft, misuse and waste. If you become aware of loss, damage, theft, misuse or waste of our assets, or have questions about your proper use of them, you should speak with your supervisor. The Company’s name (including its corporate letterhead and logo), facilities and relationships are valuable assets and must only be used for authorized company business.

If you use the Company’s assets for personal benefit or are otherwise wasteful with the Company’s assets, you may be in breach of your duty to the Company. You have a responsibility not to abuse company resources for reimbursement. Any requests for reimbursement for authorized company expenses must be for legitimate business expenses. If you are unsure whether a certain expense is legitimate, you should speak with your supervisor or refer to Brookfield’s Travel and Expense Policy.

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Confidential information must be protected at all times.

We must protect confidential information in our possession. This includes information about us and information about other companies, our customers, and our investors. Confidential information includes, but is not limited to, material non-public information, all confidential memos, notes, lists, records and other documents in your possession, in hard and soft copy. All of these are to be delivered to the Company promptly after your employment ceases or at any time upon the Company’s request, and your obligation to protect this information continues after you leave the Company. You must protect hard and soft copies of confidential information that are removed from the office (e.g., to be worked with at home or at external meetings).

It is important to use discretion when discussing company business. This includes respecting information barrier protocols and discussing company business only with those individuals at the Company that have a “need to know” the information. Additionally, be careful not to discuss company business in public places such as elevators, restaurants, and public transportation or when using your phone or email outside of the office. You should also be careful not to leave confidential information in unattended conference rooms or in public places where others can access it. You must complete mandatory data protection training and mitigate cybersecurity risks by being vigilant about opening attachments or clicking on links.

The Company places high importance on combatting cybersecurity risk and, as such, conducts phishing simulations on a regular basis. The Company employs disciplinary protocols related to failures of its simulations, which are implemented at the Company's discretion. These protocols include penalties and other measures that escalate in severity for successive failures. These measures may include any or all of the following: informing your manager of the infraction; assigning of mandatory additional cybersecurity training (both live and online); written reprimands; reduction or elimination of your annual bonus and/or other discretionary awards; and termination of your employment.

Please refer to Brookfield’s Data Protection Program for further information about how to protect confidential and personal data. While at the Company, if you become aware of confidential information about the Company or another entity that you know or suspect has been inadvertently disclosed, seek guidance from a member of the Legal & Regulatory Group before using or acting upon this information.

Personal data held by or on behalf of the Company must be used in compliance with data protection laws.

The Company collects, processes, and transfers personal data regarding individuals both inside and outside the organization in accordance with the Data Protection Policy. This is necessary to effectively and efficiently operate our business, including compliance with applicable laws. Personal data4 includes, among other things, sensitive personal, medical, financial information and customer information.

4 “Personal data” has the meaning given to it or any similar term in applicable data protection or privacy legislation.

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Personal data should be kept and shared in accordance with our Data Protection Policy and Program. Personal data must be stored exclusively on approved technologies. You are responsible for ensuring that you understand and comply with our Data Protection Policy and Program. For more information about compliance with data protection laws, refer to the Company’s Data Protection Policy and Program.

Intellectual property belongs to the Company.

During the course of your employment, you may be involved in the creation, development or invention of intellectual property such as concepts, methods, processes, inventions, Confidential Information and trade secrets, know-how, physical products, ideas, plans, competitions, programs, software, applications, code, works of authorship, trademarks, service marks and designs, alone or jointly with others, including but not limited to the improvement of existing intellectual property belonging to the Company. All such intellectual property and the rights therein shall be owned by the Company and your moral rights to such intellectual property, if any, will be waived. You are responsible for cooperating with the Company and providing all necessary assistance, including the preparation and execution of any necessary documentation such as assignments and applications to register rights before relevant government authorities on behalf of the Company, to ensure that all intellectual property and related rights become or are recognized as the exclusive property of the Company.

The documents of the Company must be preserved.

It is critical that you help preserve our business records, follow the guidelines set forth in any document retention policies and comply with related legal and regulatory requirements. If you are notified that your documents are relevant to an anticipated or pending litigation, investigation or audit, you must follow the guidance set forth in the notification you receive from legal counsel regarding retention of documents.

Ensure Artificial Intelligence (“AI”) Tools are used appropriately.

AI tools such as ChatGPT, Gemini (including Google Search), Microsoft Copilot, and other products with pre-trained language models are powerful tools that can benefit our business if used appropriately. The use of certain tools, however, can present significant risks relating to the protection of confidential information (including personal data) and the reliability of your work and the company’s decision-making that are based on AI generated outputs.

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Higher risk AI tools, as defined in the AI Usage Policy, can only be used if they have been approved for the specific use in accordance with the procedure described therein. If you want to use a high-risk AI tool, you must submit an AI Approval Request Form and receive approval before using the AI tool. You can use AI tools that are not high-risk without approval, subject to applicable company policies. Confidential Information as defined in the Information Classification Policy should not be shared with, input into, uploaded to, or used to train AI tools unless such use has been approved in accordance with the AI Usage Policy or other applicable policies.

When using AI tools, you must carefully review and validate any AI-generated output for quality and accuracy. You must not rely on AI output to make important or significant business, HR, or legal decisions.

You must not integrate any AI tool - or any AI-generated output - into existing Brookfield IT processes where disruption could affect a Brookfield entity’s ability to comply with legal or regulatory obligations or to provide critical services, unless you have obtained specific approval.

You are responsible for ensuring that you understand and comply with our restrictions on the use of AI tools, as set out in the Enterprise Information Security Framework.

Accuracy of Books and Records and Public Disclosures

Ensure that the books and records of the Company are complete and accurate and that all business transactions are properly authorized.

The books and records of the Company must reflect all its transactions in order to permit the preparation of accurate financial statements. Personnel must never conceal information from (i) an external auditor; (ii) an internal auditor; or (iii) an audit committee of the Company. In addition, it is unlawful for any person to fraudulently influence, coerce, manipulate or mislead an external auditor of the Company.

The Company’s contracts and agreements govern our business relationships. Because the laws governing contracts and agreements are numerous and complicated we have put in place policies and procedures to ensure that any contract entered into by the Company has the appropriate level of approval. As a result, Personnel who enter into contracts or agreements on behalf of the Company must have proper authorization to do so and, prior to their execution, these documents must be reviewed by legal counsel where required by policy or practice. Consult a member of the Legal & Regulatory Group if you are unsure whether you have proper authorization to enter into a contract on behalf of the Company or one of its subsidiaries or whether such contract requires review.

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Ensure that the Company provides full, true and plain public disclosure.

Personnel who are responsible for the preparation of the Company’s public disclosures, or who provide information as part of this process, must ensure that public disclosures of information are made honestly and accurately. Personnel must be aware of and report any of the following: (a) fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record; (b) deficiencies in, or noncompliance with, internal accounting controls; (c) misrepresentations or false statements in any public disclosure document, such as annual and quarterly reports, prospectuses, information/proxy circulars and press releases; or (d) deviations from full, true and plain reporting of the Company’s financial condition.

Additionally, each person who is in a financial reporting oversight role, and their Family Members,5 are prohibited from obtaining any tax or other services from the external auditor, irrespective of whether the Company or such person pays for the services.

Duties to Stakeholders

Deal fairly with the Company’s stakeholders.

You must deal fairly with the Company’s security holders, customers, suppliers, communities in which we operate, other stakeholders and competitors. To preserve our reputation and relationship with stakeholders, do not engage in any illegal or unethical conduct.

Manage customer capital as though it were your own.

The Company has fiduciary responsibilities in managing the assets of its customers. You must be careful to avoid even the appearance of impropriety when dealing with customers and prospective customers, or in performing any related activities. In this regard, you must avoid engaging in any activity that could result in an actual, potential or perceived conflict of interest and avoid any action that may be perceived as a breach of trust, unless such activity is resolved in accordance with a framework that was fully and fairly disclosed to and approved by the relevant stakeholders in accordance with applicable legal and regulatory requirements. A “conflict of interest” for this purpose occurs when the Company’s interest interferes, or even appears to interfere, with the interests of customers of the Company.

5 For the purposes of this Code, “Family Members” are your spouse, partner or other family members who live in the same dwelling as you.

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Communications and Media

Use the Company’s various forms of communication properly and appropriately.

All business matters communicated in writing must be conducted via the Company’s email system and/or through other systems provided and approved by the Company for such use, in accordance with the Enterprise Information Security Policy.6 These systems must be installed by Brookfield’s internal Technology Service Group on your devices and only Brookfield managed versions of those systems approved. You must always use our e-mail, Internet, telephones and other forms of communication appropriately and professionally. Personnel must comply with Brookfield’s Enterprise Information Security Policy and all related policies. While we appreciate the need for limited use of these tools for personal purposes, any such use should not be excessive or detract from your work.

Personnel must not email business information to their personal email accounts or maintain a copy of business information on their personal computers, other non-company owned electronic devices, or other non-approved external systems or applications. When using company-provided technologies, such as computers, cell phones and voicemail, you should not expect that the information you send or receive is private. Your activity may be monitored to ensure these resources are used appropriately and are in compliance with the company’s policies and laws and regulations; please refer to the Enterprise Information Security Policy.

Employees should keep their company login ID and password (including multifactor authentication) secure and not share these credentials with anyone (internal or external). Employees should take care when using the Company’s email system, other systems and devices to ensure that no viruses, malware or similar items are introduced into the systems or devices, including by clicking on links in phishing emails. Be cautious of social engineering tactics (including email, voice and text-based phishing) as they can manipulate your trust and compromise the security of our organization. You should exercise particular caution when opening unsolicited emails from unknown sources or an email which appears suspicious. Always report all suspicious messages using the ‘Report Message’ button in Microsoft Outlook. Promptly report any unusual or suspicious activity to the Information Security Team (infosec@brookfield.com). Your vigilance is crucial in ensuring the integrity of our systems, especially if you use our IT equipment/devices outside the workplace. Our systems contain information which is confidential and subject to data protection legislation. Such information must be treated with extreme care and in accordance with Brookfield’s Data Protection Policy and Data Protection Program.

6 The company’s current approved systems include: Brookfield’s Bloomberg Chat, Microsoft Teams, Cisco Jabber, WeCom by WeChat, WhatsApp Business and Kakao Talk. Additional systems may be approved over time.

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Be cautious in your use of social media.

Brookfield’s social media policy is that, unless you are expressly authorized, you are strictly prohibited from commenting, or posting about, or otherwise discussing the Company, its customers, its investors, its Personnel, and its securities, investments and other business matters on all social media forums, including, but not limited to, social networks, chat rooms, wikis, virtual worlds and blogs (collectively, “social media”). You are a representative of the Company when engaging in online activities and you must ensure that your behavior online, including on social media, is appropriate and consistent with our values. For further details on the appropriate use of social media, you should refer to Brookfield’s Global Media, Social Media and Communications Policy and Enterprise Information Security Policy.

Do not speak on behalf of the Company unless authorized to do so.

As a public company, it is important to ensure our communications to the investing public are: (a) timely; (b) full, true and plain; and (c) consistent and broadly disseminated in accordance with all applicable legal and regulatory requirements. You may not make public statements on the Company’s behalf unless you have been designated as a “Spokesperson” under its Disclosure Policy.

If a shareholder, financial analyst, member of the media or other third-party contacts you to request information, even if the request is informal, do not respond to it unless you are authorized to do so. In this event, refer the request to your supervisor or forward the request to an individual at the Company employed in investor relations or communications. For further information, you should refer to the Disclosure Policy of the Company.

Conflicts Of Interest and Personal Behavior

Exhibit personal behavior that reinforces a positive image of you and the Company.

Your personal behavior, both inside and outside work, should reinforce a positive image of you, the Company and its business activities. It is essential to use good judgment in all your personal and business dealings. You should refrain from engaging in activities that could hurt the Company’s reputation, or yours, and that could undermine the relationship of trust between you and the Company or the Company and its stakeholders. Personnel who have acted inappropriately may be subject to disciplinary action up to and including termination for cause.

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Remember your duties to the Company when participating in outside personal interests; obtain permission before pursuing business activities outside the scope of your role with the Company.

The Company encourages Personnel to be active participants in their community. While pursuing personal, political, not-for-profit activities or other similar activities, be mindful that your participation in any outside interest must not prevent you from adequately discharging your duties to the Company and should not conflict with or otherwise be adverse to the Company’s interests. In addition, ensure that when you are involved in these activities you are not seen to be speaking or acting on behalf of the Company without express authority.

“Outside Business Activities,” otherwise known as “OBAs” include any business activities outside the scope of one’s role with the Company, including any activity as an employee, independent contractor, sole proprietor, officer, director, or partner of another business organization, regardless of whether compensation is involved. Personnel must receive approval from their business unit and a member of the Legal & Regulatory Group prior to accepting an OBA. Directors of the Company must advise the Chair of their Board of Directors prior to taking on any OBAs. Subject to any local regulatory requirements, prior approval is not required to serve on boards of charities or small, private family holding companies that have no relation to the Company. For greater clarity, approval is not needed to serve on the board of a family holding company which is an extension of one’s personal business affairs; however, it is needed to serve on the board of a private operating business with significant operations. When in doubt whether you need to obtain permission, consult with a member of the Legal & Regulatory Group. Employees and directors of the Company need to follow any applicable guidelines or procedures with respect to OBAs.

Avoid situations in which your personal interests conflict with the interests of the Company, its customers or investors.

A “conflict of interest” for this purpose occurs when a person’s private interest inclines the person, consciously or unconsciously, or appears to incline the person to act in a manner which is not in the interests of the Company. You may have a conflict of interest if you are involved in any activity that prevents you from performing your duties to the Company properly, or that may create a situation that could affect your ability to act objectively, effectively and in the best interests of the Company, including due to among other things, personal interests or receipt of benefits from our relationships with companies, business partners, counterparties, investment banks, brokerage firms, service providers, and other constituencies. Accordingly, you must place the Company’s interest in any business matter ahead of any personal interest. Remember that the Company’s interest includes the Company’s obligations to its counterparties.

You may also have a conflict of interest or the appearance of a conflict of interest as a result of a “close personal relationship” with a Personnel member. To ensure that these relationships are managed appropriately, and to deal with any possible conflicts of interest in an appropriate and responsible manner, you are expected to disclose the existence of such relationships to your Human Resources (“HR”) department.

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For the purposes of the Code, a close personal relationship includes, but is not limited to, relationships with a parent or parent equivalent (e.g., adoptive parent), close relative or friend, spouse, fiancée, common law, or anyone else with whom you are in, or have been in, a romantic or intimate relationship.

The best way to judge whether you may have a conflict of interest is to ask yourself whether a well-informed person would reasonably conclude that your interest, activity or close personal relationship could in any way influence your decision or performance in carrying out a duty on behalf of the Company. To avoid conflicts of interest, identify potential conflicts when they arise and contact internal legal counsel if you are unsure whether a specific interest or activity gives rise to a conflict situation or contact HR to disclose any close personal relationship that may give rise to a conflict. Directors should consult with the Chair of their Board of Directors on conflicts matters. In addition, if you become aware of any conflict or potential conflict of another Personnel member, you should consult HR, internal legal counsel or the Chair of your Board of Directors, as appropriate.

Do not take corporate opportunities as your own personal opportunities.

You are prohibited from taking personal advantage of a business or investment opportunity that you become aware of through your work at the Company. You owe a duty to the Company to advance its interests when the opportunity arises, and you must not compete with the Company in any way. Additionally, your personal trading activities must comply with the Company’s Personal Trading Policy.

Positive Work Environment

Be committed to our respectful work environment free from discrimination,7 violence8 and harassment.9

We are committed to promoting equal opportunities and diversity in the workplace. We value diversity, equity and inclusion and we should all do our part to maintain our respectful work environment where everyone feels safe, included and productive. The Company does not tolerate workplace discrimination, violence or harassment. Personnel must work to ensure that the Company is a safe and respectful environment where high value is placed on integrity, fairness and respect. For more information on our commitment to a positive work environment, refer to the Positive Work Environment Policy.

7“Discrimination” means the differential treatment of an individual or group based on prescribed characteristics protected by law. Prescribed characteristics generally include age, color, race, religion, sex, gender, marital status, ancestry, sexual orientation, national origin, disability. It does not matter whether the discrimination is intentional; it is the effect of the behavior that matters.

8 “Violence” means an action (oral, written or physical) which causes, is intended to cause, could reasonably be interpreted as a threat to cause, or is capable of causing death or bodily injury to oneself or others, or property damage.

9 “Harassment” means conduct which is known or ought reasonably to be known to be unwelcome and includes conduct (e.g., comments and actions) which would be perceived by a reasonable person as being hostile, humiliating or abusive or cause him/her torment. Harassment covers a wide range of conduct and includes sexual harassment, bullying and psychological harassment. Harassment may occur in a variety of ways and may, in some circumstances, be unintentional, but regardless of intent, all harassment negatively affects individual work performance and our workplace as a whole.

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You have a duty to report discrimination, violence and harassment.

If you experience or become aware of what you believe to be discrimination, violence or harassment, you are expected to report it in accordance with the “Reporting Potential Code Violations” section of the Code and/or in accordance with the Positive Work Environment Policy. Reports of discrimination, violence or harassment will be taken seriously and investigated. If you are found to be discriminating against, acting or threatening to act violently towards, or harassing any individual at the Company, or if you knowingly condone the discrimination of, violence towards, or harassment of another individual, you will face corrective action up to and including termination without notice and for cause.

We want to create a culture of reporting when it comes to discrimination, violence and harassment, as reporting is essential for us as a company to stamp out these behaviors. While we reserve the right to take corrective action if you knowingly make a false accusation about an innocent party, you will not face retaliation for making a good faith report or assisting in the investigation of a report.

Be committed to ensuring the health and safety of fellow Personnel.

We all have the right to work in an environment that is safe and healthy. In this regard, you must:

(a)	comply strictly with all occupational, health and safety laws and internal procedures;

(b)	not engage in illegal or dangerous behavior, including any acts or threats of violence;

(c)	not possess, distribute or be under the influence of drugs while on company premises or when conducting company business; and

(d)	not possess or use weapons or firearms or any type of combustible material in the Company’s facilities, or at company-sponsored functions.

If you or someone you know is in immediate danger of serious bodily harm, first call local law enforcement authorities and then report the incident in accordance with the “Reporting Potential Code Violations” section of the Code and/or in accordance with the Positive Work Environment Policy.

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Human Rights and Anti-Modern Slavery.

We are committed to conducting business in an ethical and responsible manner, including by carrying out our activities in a manner that respects fundamental human rights and supports the prevention of human rights violations within our business including but not limited to:

(a)	operating with leading health and safety practices to support the goal of zero serious safety incidents;

(b)	striving to ensure that the interests, safety and well-being of the communities in which we operate are integrated into our business decisions;

(c)	fostering a positive work environment based on respect for human rights, valuing diversity and having zero tolerance for workplace discrimination, violence or harassment; and

(d)	operating to the highest ethical standards by conducting business activities in accordance with the Code.

We strive to embed these standards into our core business activities, including training, communications, contracts and due diligence processes set out in Brookfield’s Sustainability Due Diligence Protocol and Vendor Management Program. These practices extend to our interactions with our key suppliers and other business partners. For more information about our business practices and systems and controls to safeguard against modern slavery and human trafficking, please refer to Brookfield’s Human Rights and Anti-Modern Slavery Policy.

Compliance With Laws, Rules, Regulations and Policies

Know and comply with all laws, rules, regulations and policies applicable to your position.

Our business is highly regulated, and the Company is committed to compliance with applicable laws, rules, regulations and policies. Each of us must recognize our personal obligations as individuals, to understand and comply with the laws, rules, regulations and policies that apply to us in the conduct of our duties, including those that apply specifically to public companies, insurance or reinsurance companies and investment advisers, as well as laws with broader applicability such as prohibitions on insider trading and other forms of market abuse.

Many of the Company’s activities are governed by laws, rules, regulations and policies that are subject to change. If you have questions about the applicability or interpretation of certain laws, rules, regulations or policies relevant to your duties at the Company, you should consult with the Company’s internal legal counsel. In the event a local law, custom or practice conflicts with the Code you must adhere to whichever is most stringent. If you know of any of our practices that may be illegal, you have a duty to report it. Ignorance of the law is not, in general, a defense to breaking the law. We expect you to make every reasonable effort to become familiar with the laws, rules, regulations and policies affecting your activities and to comply with them. If you have any doubts as to the applicability or interpretation of any of the above, you should obtain advice from the Company’s internal legal counsel.

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Do not trade in the Company’s securities and in any other publicly-traded securities if you possess material non-public information.

While at the Company, you may have access to or become aware of material non-public information,10 either about the Company, Brookfield, its affiliates or an unrelated publicly-traded entity. You must not use this information to gain a financial advantage for yourself or others, either by way of making a trade for yourself, “tipping” others on the information (i.e., disclosing the information to others such as relatives or friends), or otherwise. Doing so is not only a violation of the Code that will result in immediate termination for cause but is also a serious violation of securities laws and will expose any individuals involved to potential civil and criminal prosecution.

Prohibitions on trading in the Company or Brookfield securities may apply when the Company or a Brookfield entity is in a quarterly blackout period relating to the release of its earnings or when it is in a special blackout period. Information on blackout periods can be obtained via Brookfield’s intranet.

If you have questions about securities laws or the Company’s internal trading policies and procedures, contact the Company’s internal legal counsel or refer to the Personal Trading Policy.

Depending on your role at the Company, you may have to pre-clear trades or avoid trading altogether.

There are two categories of employees under the Company’s Personal Trading Policy – Investment Access Persons and Access Persons. Employees are designated within these categories based on their position, role, responsibility and/or activities at the Company, as set out in more detail in the Personal Trading Policy. The Company’s HR Department will designate employees under a category to the extent applicable as Investment Access Persons or Access Persons upon hire and, to the extent necessary, update such designations in connection with changes in roles and/or titles. The Company’s Legal & Regulatory Group will notify employees of their designation and the implications thereof upon hire and in connection with any designation changes thereafter.

Access Persons and their Family Members must pre-clear their trades in Brookfield, Company and non-Company securities (i.e., all tradeable securities). All non-employee directors and Operating Company Insiders must pre-clear trades in the securities of the Company, its subsidiaries, Brookfield Corporation or Brookfield Asset Management Ltd.

10 Information about an entity is “material” if there is a substantial likelihood that a reasonable investor would consider the information important when deciding to buy, sell or hold that entity’s securities or if the information would reasonably be expected to result in a significant change in the market price or value of the securities. Information is “non-public” until it has been generally disclosed to the public and adequate time has passed for the securities markets to digest the information. If you are not sure whether information is material or non-public, consult with your Legal & Regulatory Compliance Group for guidance.

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Investment Access Persons and their Family Members must pre-clear their trades in Brookfield securities.

Investment Access Persons and their Family Members are generally prohibited from making personal trades in all non-company or non-Brookfield securities. Such persons must delegate their trades in non-company or non-Brookfield securities to a blind trust or a third-party financial advisor who has full discretion over investment decisions. As a general matter, these types of accounts over which you have no discretion should be managed by arm’s length third-parties that are not your Family Members.

For more information about trading pre-clearance and trading activities in third-party discretionary accounts, refer to the Company’s Personal Trading Policy.

Do not give or receive bribes, including “facilitation payments”.

We value our reputation for conducting business with honesty and integrity. It is vital for us to maintain this reputation as it generates confidence in our business by our stakeholders, which ultimately means it is good for business. We do not pay bribes in furtherance of our business, either directly or indirectly, and you are not permitted to pay bribes on our behalf or authorize others to pay bribes on our behalf. This commitment comes from the highest levels of management and you must meet this standard. A bribe is anything of value that is offered, promised, given or received to improperly influence a decision or to gain an improper or unfair advantage in promoting, enhancing, obtaining or retaining business. Bribery may not always be in the form of cash payments and may take many other forms, including gifts, travel, hospitality, political contributions, charitable donations, employment opportunities, internships, and secondments. Facilitation payments11 are also a form of bribe and are therefore not permitted. For further details, refer to our Anti-Bribery and Corruption Policy.

Giving or receiving gifts/entertainment should be reasonable, and in certain cases prohibited.

Gifts and entertainment given to or received from persons who have a business relationship with the Company are generally acceptable, if the gift or entertainment is modest in value, appropriate to the business relationship, and does not create an appearance of impropriety. No cash or cash equivalent payments should be given or received. Personnel who do not comply with these requirements may be required to reimburse the Company for the value of any gifts or benefits they make or receive on behalf of the Company. Violations can result in severe consequences for you and/or the Company, including findings of violations of laws, disciplinary action by the Company (up to and including dismissal for cause), and related civil penalties. For further details, refer to the relevant Guideline for the Giving and/or Receipt of Gifts, Meals & Other Entertainment, and the Making and/or Soliciting of Charitable Donations applicable in your jurisdiction.

11 Facilitation payments are small payments made to secure or speed up routine actions or otherwise induce public officials or other third-parties to perform routine functions they are otherwise obligated to perform, such as issuing permits, approving immigration documents or releasing goods held in customs. This does not include legally required administrative fees or fees to fast-track services.

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There may be restrictions on your political donations to candidates and political parties.

In certain jurisdictions, political donations made on behalf of the Company are prohibited. Political donations made by individuals on their own behalf should comply with local laws and regulations. In Canada, political donations made on behalf of the Company are prohibited. In the U.S., various federal, state, and municipal laws and regulations impose specific restrictions and rules with respect to political contributions, both those made on behalf of the Company or made by individuals on their own behalf, which can carry significant penalties for the Company for violations.12 To ensure that we do not breach the law regarding political donations in any country, all political donations, no matter how small, made on behalf of the Company (directly or indirectly) must be approved in advance by the applicable regional head. The Company’s regional political contributions policies should be consulted and adhered to before making any political contributions on behalf of the Company or by individuals and/or their Family Members on their own behalf.

We must prevent the use of our operations for money laundering or any activity that facilitates money laundering, the financing of terrorism, or other criminal activities.

The Company is strongly committed to preventing the use of its operations for money laundering, the financing of terrorism, or other criminal activities, and will take appropriate actions to comply with applicable anti-money laundering laws. Brookfield has procedures for conducting anti-money laundering due diligence on investments and divestments. The Company maintains programs for ensuring that investors in Brookfield-managed vehicles are adequately screened and verified and that the Company’s other business activities are in compliance with applicable anti-money laundering laws and related requirements. For further details, refer to Brookfield’s Anti-Money Laundering and Trade Sanctions Policy.

We must comply with all sanctions laws applicable in the jurisdictions in which we operate.

The U.S. and other jurisdictions and international organizations utilize economic sanctions to promote national security or advance foreign policy objectives. These sanctions prohibit companies from conducting business with certain countries, individuals or entities. Restricted activities may include transfers of assets, monetary payments, provision of services, financial dealings, exports and imports and travel to certain countries.

The Company is required by law to comply with sanctions restrictions applicable in the jurisdictions in which it operates and in other jurisdictions such as the U.S. where such laws have extra jurisdictional reach. For further details, refer to Brookfield’s Anti-Money Laundering and Trade Sanctions Policy.

12 In the U.S., Personnel must preclear personal contributions in accordance with the regional policy.

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You should consider your rights and obligations when providing information to governmental authorities.

Either during or following your employment or directorship at the Company you may be contacted by governmental authorities (e.g., law enforcement, securities regulators, etc.) who are seeking confidential information you obtained through your association with the Company. Whether you are able to respond to these questions or not, we strongly recommend that, for your own protection, you do not speak with the authorities without first seeking legal advice on your rights and obligations, as well as those of the company. In this situation, you may contact the Company’s internal legal counsel who can help you retain counsel that can assist you.

Notwithstanding the foregoing, nothing in the Code prohibits or restricts you in any way voluntarily (or upon request) communicating with, or providing information to any governmental authority, agency or regulator regarding any potential violations of law, rule or regulation, or from making other disclosures that are protected pursuant to whistleblower rules and regulations. You are not required to provide notice or seek consent in connection with any such communication with, or provision of information to, the relevant governmental agency or regulator13 under applicable whistleblower provisions. For further information, refer to the Whistleblowing Policy.

You have internal reporting obligations in the event you are convicted of a felony or misdemeanor.

We are only as good as our people, and therefore our reputation depends on the reputation of the individuals who serve the Company as Personnel. Our screening process at the Company is rigorous and includes background checks so that we have the best information possible about our prospective Personnel. Once at the Company, we expect you to continue to adhere to these principles of openness, honesty and transparency. If at any time while you are associated with the Company you are convicted of a felony or misdemeanor (or been subject to any similar conviction in any jurisdiction) or are involved in any conduct that you think may be relevant to your reputation, you have an obligation to report this information to internal legal counsel or your supervisor so that it may be appropriately documented internally.

13 Such regulatory bodies including but not limited to: the U.S. Securities and Exchange Commission and the U.S. Commodities Futures Trading Commission, the Ontario Securities Commission, Australian Investment and Securities Commission and the Financial Conduct Authority.

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Reporting Potential Code Violations

You are expected to make good faith reports.

Internal reporting is critical to the Company’s success, and it is both expected and valued. You are required to be proactive and promptly report any suspected violations of the Code, or any illegal or unethical behavior or misconduct that you become aware of or are involved with. When making a report, please include specific details and back-up documentation where feasible in order to permit adequate investigation of the concern or conduct reported. Vague, nonspecific or unsupported allegations are inherently more difficult to pursue.

Personnel are expected to report actual or potential misconduct or violations of the Code to their supervisor in the first instance, since their supervisor is generally in the best position to resolve the issue. Alternatively, you may contact the HR Department or the Company’s internal legal counsel to report any actual or potential misconduct or Code violations, or if you have any specific or general questions. Directors should promptly report violations to the Chair of their Board of Directors.

If you have questions about securities laws or the Company’s Whistleblowing Policy, contact the Company’s Legal & Regulatory Group, or refer to the Whistleblowing Policy.

In the event you do not want to report violations to your supervisor, HR or the Company’s Legal & Regulatory Group, you can always make a report through the Company’s reporting hotline.

Our reporting hotline (the “Reporting Hotline”) is managed by an independent third-party. The Reporting Hotline allows anyone to call anonymously (if they so choose) to report suspected unethical, illegal or unsafe behavior in English and other languages. The Reporting Hotline is available toll-free, 24 hours a day, 7 days a week. Refer to the “Contact Information” section of the Code for the Reporting Hotline phone numbers by jurisdiction. If you choose to make an anonymous report, your anonymity will be protected to the fullest extent possible as permitted by law.

Reports will be kept confidential and will be dealt with appropriately.

The confidentiality of reported violations will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review and subject to applicable law. You may wish to identify yourself to facilitate our investigation of any report; however, you can make an anonymous report by calling the Reporting Hotline. The party receiving the initial report must record its receipt, document how the situation was dealt with and file a report with internal audit, which will be retained for the record. The Chief Internal Auditor will report all illegal and unethical conduct in violation of the Code to the appropriate Board of Directors, or a committee thereof as appropriate, and externally in accordance with applicable laws.

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The Company prohibits retaliation against anyone who reports suspected violations of the Code or any law or regulation.

No retribution or retaliation will be taken against any person who has filed a report based on the reasonable good faith belief that a violation of the Code or any law or regulation has occurred or may in the future occur; however, making a report does not necessarily absolve you (if you are involved) or anyone else of the breach or suspected breach of the Code. The Company reserves the right to discipline you if you provide false information or make an accusation you know to be untrue. This does not mean that the information that you provide has to be correct, but it does mean that you must reasonably believe that the information is truthful and demonstrates at least a possible violation of the Code. If you believe that you have been unfairly or unlawfully retaliated against, you may file a report with your supervisor, the HR team, or the Company’s Legal & Regulatory Group, or by calling the Reporting Hotline.

You are required to cooperate in any internal investigation.

Personnel are required to cooperate in any internal investigation into allegations of illegal or unethical behavior or misconduct. In connection with an internal investigation, you must provide honest, accurate and complete information.

Disciplinary Action For Code Violations

Please note that we reserve the right to take disciplinary action for Code violations that fits the nature and particular facts of the violation. This could include immediate termination for cause and, if warranted, legal proceedings may be brought against you.

Statement of Compliance

Upon starting at the Company, Personnel who are subject to this Code will be provided with a copy of the Code and policies referred to herein and are required to sign an acknowledgement. The acknowledgement is maintained by the Company’s Legal & Regulatory Group. On an annual basis, Personnel who are subject to this Code will be required to re-certify compliance with the Code.

The annual execution of a Statement of Compliance with the Code and policies referred to herein or an annual certification of the Code shall be a condition of your continued directorship, employment or engagement with the Company.

Waivers

A waiver of the Code will be granted only in very exceptional circumstances. A Code waiver for the Company’s Personnel, other than the Company’s executive officers, must be approved by the Chief Executive Officer. A Code waiver for the Company’s Board of Directors or executive officers must be approved by the Chair of the Board.

Amendments

The Company’s Board of Directors reviews and approves the Code on at least an annual basis and is ultimately responsible for monitoring compliance with the Code.

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Schedule A – Contact Information

Reporting Hotline TOLL-FREE

Australia – 1.800.957.963	Japan – 0800.123.9234
Barbados - 1.833.857.0140	Luxembourg – 800.27.819
Bermuda - 1.833.388.0833	Mexico – 01800.436.0065
Brazil – 0800.550.0049	New Zealand – 0800.450.194
Canada - 1.800.665.0831	Peru - 0800.74879
Cayman Islands - 800.337.1159	Portugal – 0800.815.087
Chile – 800.914.483	Qatar – 800.0249
China – 86.21.8036.5429	Saudi Arabia - 800.850.1669
Colombia – 01800.518.9736	Singapore – 800.492.2253
France - 0800.91.2964	South Korea – 080.880.3030
Germany – 0800.182.1227	Spain – 900.751.347
Hong Kong – 800.967.085	Switzerland – 0800.225.163
India - 000.800.0502.237	United Arab Emirates - 800.0120127
Ireland – 1.800.849.310	United Kingdom – 080.652.6598
United States - 1.770.613.6339

Online

Global (excluding China): – www.brookfield.ethicspoint.com

China:

•	Brookfield Corporation: https://brookfield.whispli.com.cn/pages/BAM

•	Brookfield Property Partners: https://brookfield.whispli.com.cn/pages/realestate

•	Brookfield Renewable Partners: https://brookfield.whispli.com.cn/pages/renewables

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Officers and Directors Contacts – Brookfield Wealth Solutions Ltd.

Chief Financial Officer Thomas Corbett Brookfield Place 181 Bay Street, Suite 100 Toronto ON M5J 2T3, Canada Email: thomas.corbett@brookfield.com Telephone: 416.369.4918	Chief Executive Officer Sachin Shah Brookfield Place 181 Bay Street, Suite 100 Toronto ON M5J 2T3, Canada Email: sachin.shah@brookfield.com Telephone: 416.369.2539

Chief Internal Auditor Richard Maingot One Canada Square, Level 25 Canary Wharf London, E14 5AA Email: richard.maingot@brookfield.com Telephone: +44.20.7408.8205	Chair of the Board Lori Pearson Brookfield Place 181 Bay Street, Suite 100 Toronto ON M5J 2T3, Canada Telephone: 416.359.8573

Lead Independent Director William Cox Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda

Legal and Regulatory Contacts – Brookfield Wealth Solutions Ltd.

General Counsel & Managing Director, Legal & Regulatory	Regulatory Compliance

Lyndsay Hatlelid Brookfield Place 181 Bay Street, Suite 100 Toronto ON M5J 2T3, Canada Email: lyndsay.hatlelid@Brookfield.com Telephone: 416.359.7868	Ronald Fisher-Dayn Brookfield Place New York 225 Liberty Street, 8th Floor New York, NY 10281-1048 Email: ronald.fisher-dayn@brookfield.com Telephone: 212.978.1763

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Legal Notice

The Company reserves the right to modify, suspend or revoke the Code and any related policies, procedures, and programs at any time. The Company also reserves the right to interpret and amend the Code and these policies in its sole discretion. Any amendments to the Code will be disclosed and reported as required by applicable law.

To the extent the Company or its subsidiaries employ unionized employees, if the Code conflicts with a collective bargaining agreement governing the wages and/or conditions of employment for unionized employees, the collective bargaining agreement will prevail. If a collective bargaining agreement is silent with respect to an area addressed in the Code, or if the Code supplements a collective bargaining agreement, unionized employees are expected to abide by the Code.

Neither the Code, nor any of the policies referred to herein, confer any rights, privileges or benefits on any employee, create an entitlement to continued employment at the Company, establish conditions of employment for the employee, or create an express or implied contract of any kind between employees and the Company. In addition, the Code does not modify the employment relationship between employees and the Company.

The Code is posted on our website and intranet. The version of the Code on our website and intranet may be more current and supersedes any paper copies, should there be any discrepancy between paper copies and what is posted online.

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